SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03014225

RECEIVED
FEB 28 2003
207
SEC MAIL PROCESSING SECTION WASH, D.C.

So 3/10/03

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SEC FILE NUMBER
8- 52253

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aladdin Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Three Landmark Square
(No. and Street)

Stamford	CT	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul H. Eichhorn (203) 356-1900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul H Eichhorn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aladdin Capital LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Paul H Eichhorn
Signature

CFO
Title

Tara Guastella
Notary Public

TARA GUASTELLA
Notary Public
MY COMMISSION EXPIRES DEC. 31, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Aladdin Capital LLC

(A wholly-owned subsidiary of Aladdin Capital Holdings, Inc.)
Financial Statements and
Supplementary Information pursuant to
Rule 17a-5 of the Securities Exchange Act of 1934
for the year ended December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors and Member of
Aladdin Capital LLC

We have audited the accompanying statement of financial condition of Aladdin Capital LLC (the "Company") as of December 31, 2002, and the related statement of operations, changes in member's capital and cash flows for the year ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presently fairly, in all material respects, the financial position of Aladdin Capital LLC at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2003

Aladdin Capital LLC
Statement of Financial Condition
December 31, 2002

Assets		
Cash and cash equivalents	$	117,408
Deposit with clearing broker		2,000,000
Securities purchased under agreement to resell		5,529,344
Prepaid expenses		2,777
Accrued interest		637
Other assets		422
Total assets	$	7,650,588
Liabilities & Member's Capital		
Liabilities		
Due to Parent Company	$	5,000
Accounts payable and other accrued expenses		20,087
Total liabilities		25,087
Member's Capital		
Member's capital held by Aladdin Capital Holdings, Inc.		7,625,501
Total liabilities and member's capital	$	7,650,588

The accompanying notes are an integral part of these financial statements.

Aladdin Capital LLC
Statement of Operations
For the year ended December 31, 2002

Revenues	
Net gains on principal transactions in securities	$ 4,574,674
Interest	124,060
Total revenues	4,698,734
Expenses	
Clearing charges	102,586
Operating expenses	60,000
Administrative expenses	20,000
Professional fees	14,500
Regulatory fees and licenses	14,879
Insurance	2,539
Other expenses	300
Total expenses	214,804
Net income	$ 4,483,930

The accompanying notes are an integral part of these financial statements.

Aladdin Capital LLC
Statement of Changes in Member's Capital
For the year ended December 31, 2002

Member's capital at December 31, 2001	$ 8,736,571
Distributions to Parent Company	(5,595,000)
Net income for the year	4,483,930
Member's capital at December 31, 2002	$ 7,625,501

Aladdin Capital LLC
Statement of Cash Flows
For the year ended December 31, 2002

Cash flows from operating activities	
Net income	$ 4,483,930
Adjustments to reconcile net income to net cash provided by operating activities	
Increase in prepaid expenses	(794)
Decrease in accrued interest	319
Decrease in other assets	864
Decrease in accounts payable and accrued expenses	(1,863)
Net cash provided by operating activities	4,482,456
Cash flows from investing activities	
Decrease in securities purchased under agreement to resell	1,111,408
Net cash provided by investing activities	1,111,408
Cash flows from financing activities	
Distributions to the Parent Company	(5,595,000)
Net cash (used in) financing activities	(5,595,000)
Decrease in cash and cash equivalents	(1,136)
Cash and cash equivalents at beginning of year	118,544
Cash and cash equivalents at end of year	$ 117,408

1. Organization

Aladdin Capital LLC (the "Company") was organized as a Delaware Limited Liability Company on November 5, 1999 and is a wholly-owned subsidiary of Aladdin Capital Holdings, Inc. (the "Parent Company"). The Company, which commenced operations in May 2000, is primarily engaged in activity as a broker dealer of government and corporate debt securities from its offices in Stamford, Connecticut. The Company enters into securities transactions as an introducing broker on a fully disclosed basis for its customers, including unaffiliated institutional customers and entities affiliated with or related to the Parent Company. The Company transacts all of the securities transactions, in such capacity, for Genie I, L.P., a Cayman Islands exempted limited partnership and Genie II, a Cayman Islands unit trust both of which are affiliated with the Company. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers. The Company operates on a fully disclosed basis through a clearing broker.

2. Significant Accounting Policies

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents include cash and money market bank accounts maintained at major U.S. money center banks. The Company defines cash equivalents as short-term interest bearing investments with maturities at time of purchase of three months or less.

Securities transactions
Proprietary and customers' securities transactions are recorded on the trade date. Realized gain or loss on securities transactions is recorded on trade date basis.

Expenses
Expenses are recorded on the accrual basis of accounting.

Purchase of securities under agreements to resell
Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require the counterparty to deposit additional collateral or return collateral pledged when appropriate. If the counterparty defaults and the value of the collateral declines or if bankruptcy proceedings commenced with respect to the counterparty, realization of the collateral by the Company may be delayed or limited.

Taxes
The Company is a disregarded entity for tax purposes and as such, it generally is not subject to federal and state income taxes and, therefore, no provision for income taxes has been made in the accompanying financial statements.

3. Deposit with Clearing Broker

The Company, as an introducing broker, is required under the terms of its fully disclosed clearing agreement with its clearing broker, Salomon Smith Barney Inc., to maintain a collateral account during the term of the agreement to secure its obligations under the agreement.

The Company clears all of its securities transactions through its clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2002 and for the year then ended, the Company has recorded no liabilities nor paid expenses with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company maintains the credit standing of the clearing broker and all counterparties with which it conducts business.

4. Net Capital and Customer Protection Requirements

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2002, the Company had net capital of $2,092,321 which exceeded required net capital of $100,000 by $1,992,321. The Company's ratio of aggregate indebtedness to net capital was .012 to 1.

The Company is exempt from SEC Rule 15c3-3 as it clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, promptly transmits all customer funds and securities to the clearing brokers and dealers, and does not otherwise hold funds or securities of customers.

5. Related Party Transactions

The Company shares office facilities and related services with its Parent Company and its affiliated entities. Under a service agreement between the Company and its Parent Company, the Company is required to pay the Parent Company a monthly fee equal to the lesser of 40 percent of its allocated overhead or $5,000. For the year ended December 31, 2002 the Company paid an aggregate of $60,000 to the Parent Company under this agreement.

Concentration of business
Substantially all of the Company's net gains on principal transactions in securities for the year was generated from Genie I, L.P., Genie II and other entities affiliated with or related to the Parent Company.

Concentration of credit risk
The Company is engaged in various trading and brokerage activities with counterparties which primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as management deems necessary, the credit standing of each counterparty.

6. Reserve Repurchase Agreement

At December 31, 2002, the Company held a reverse repurchase agreement dated December 31, 2002 with Salomon Smith Barney of face value $5,529,344, maturing on January 2, 2003 with interest at 1.4125% per annum (proceeds at maturity of $5,529,778). The reverse repurchase agreement was collateralized by three securities: a Bank of America Mortgage Security, face value $2,981,000, 0%, maturing September 25, 2029; a Bank of America Mortgage Security, face value $3,372,000, 0%, maturing August 25, 2031; and a Security from CMC Corporation III, face value $6,616,000, 1.266%, maturing February 25, 2024. They had a combined approximate market value (including accrued interest) of $5,820,228 at December 31, 2002.

Aladdin Capital LLC
Computation of Net Capital Pursuant to SEC Rule 15c3-1
As of December 31, 2002 Supplementary Schedule I

Net capital	
Member's capital	$ 7,625,501
Add:	
Liabilities subordinated to claims of general creditors, allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	$ 7,625,501
Deductions and/or changes	
Non-allowable assets	
Prepaid expenses, accrued interest and other assets	$ (3,836)
Securities purchased under agreement to resell	(5,529,344)
Net capital before haircuts on securities positions	2,092,321
Deduct haircuts on securities	-
Net capital	$ 2,092,321
Aggregate Indebtedness	
Items included in balance sheet	
Accounts payable and accrued expenses	$ 20,087
Due to Parent Company	5,000
Total aggregate indebtedness	$ 25,087
Computation of Basic Net Capital Requirements	
Minimum capital required	$ 100,000
Excess Net Capital	$ 1,992,321
Ratio: Aggregate Indebtedness to Net Capital	.012 to 1.0

Statement pursuant to paragraph (d)(1) of SEC Rule 17a-5
There are no material differences between this computation of net capital above and the corresponding computation prepared by the Company for inclusion in its unaudited Form X-17A-5 Part II A FOCUS Report as of December 31, 2002.

Aladdin Capital LLC

Information Relating to Possession or Control Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3
December 31, 2002 **Supplementary Schedule II**

The Company carries no customer accounts and does not otherwise hold funds, or securities for, or owe money or securities to, customers; accordingly, no amounts need to be included in the customer reserve requirements, and the information related to possession or control requirements under SEC Rule 15c3-3 is not applicable.

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants
on Internal Accounting Control Required
by SEC Rule 17a-5

To the Board of Directors and Member of
Aladdin Capital LLC

In planning and performing our audit of the financial statements and supplemental schedules of Aladdin Capital LLC (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provision of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities; we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets, including securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2003